

Mail Stop 3030

April 5, 2016

Via E-mail
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

      Re: **Keysight Technologies, Inc.**
            Form 10-K for the Fiscal Year Ended October 31, 2015
            Filed December 21, 2015
            Form 10-Q for the Quarterly Period Ended January 31, 2016
            Filed March 4, 2016
            Form 8-K dated February 18, 2016
            Filed February 18, 2016
            File No. 001-36334

Dear Mr. Dougherty:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2015

Exhibit 23.1

1.   Please tell us why the consent does not also refer to the report of your independent registered public accounting firm on your internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended January 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 22

2.   We note that on November 3, 2015, you announced an organizational structure change
        that resulted in the creation of the Communications Solutions Group, Industrial Solutions
        Group and Services Solutions Group. We further note that you are currently in the
        process of aligning the organization to this new structure and evaluating the impact, if
        any, on your financial reporting. Please address the following:

        • Clearly describe to us the organizational structure change you are currently
          implementing, including your timeframe for completion and a summary of your
          current progress; and
        • Explain to us how your current businesses, Management Solutions and Customer
          Support and Solutions, will be impacted and how you expect this new structure to
          impact your segment reporting under US GAAP. Refer to ASC 280-10-50-1 through
          9 and ASC 280-10-50-34.

Form 8-K dated February 18, 2016

Exhibit 99.1

3.   We note that you present your reconciliation of GAAP to non-GAAP measures in the
        form of a full non-GAAP statement of operations for the three months ended January 31,
        2016 and 2015. Please note that the presentation of a full non-GAAP statement of
        operations may place undue prominence to the non-GAAP information and may give the
        impression that the non-GAAP statement of operations represents a comprehensive basis
        of accounting. Please confirm to us that you will revise your presentation and remove the
        non-GAAP statement of operations in future filings. Please refer to Question 102.10 of
        the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is
        available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Neil Dougherty
Keysight Technologies, Inc.
April 5, 2016
Page 3

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery